Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $24,825,000 Fixed and Floating Rate Notes due 2018

This prospectus supplement addendum relates to $10,200,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this prospectus supplement addendum. $14,625,000 principal amount of the notes were issued on April 25, 2013, as described in the accompanying prospectus supplement no. 2141 dated April 22, 2013. The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38141GSP0) and ISIN (US38141GSP09) numbers. In this prospectus supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 2141 dated April 22, 2013, the accompanying prospectus supplement dated September 19, 2011 and the accompanying prospectus dated September 19, 2011.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page S-6 of the accompanying prospectus supplement no. 2141. You should read the additional disclosure regarding the terms of the notes, risk factors and the 3-month USD LIBOR in the accompanying prospectus supplement no. 2141 so that you may better understand the risks of your investment.

Original issue date:	April 30, 2013	Original issue price:	100.00% of the face amount
Underwriting discount:	0.85% of the face amount	Net proceeds to the issuer:	99.15% of the face amount

The original issue price to public set forth above does not include accrued interest. Interest on the notes will accrue from April 25, 2013 and must be paid by a purchaser of reopened notes to but excluding the original issue date of the reopened notes (April 30, 2013) or to but excluding any later delivery date if reopened notes are delivered after April 30, 2013.

We may decide to sell more notes after the date the reopened notes were traded (April 26, 2013) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement addendum, the accompanying prospectus supplement no. 2141, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 2141 Addendum dated April 26, 2013

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this prospectus supplement addendum in connection with offers and sales of the notes in market-making transactions.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Prospectus supplement no. 2141 dated April 22, 2013

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Historical 3-Month USD LIBOR Rates

The following information supplements the information provided in the accompanying prospectus supplement no. 2141 dated April 22, 2013. The level of the 3-month USD LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the 3-month USD LIBOR rate during any period shown below is not an indication that the level of the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time during the floating rate interest periods.

	High	Low	Last
2013
Quarter ending June 30 (through April 26, 2013)	0.2821	0.2751	0.2756

We have included the following graph of the historical behavior of the 3-month USD LIBOR rate for the period from April 26, 2003 to April 26, 2013, for your reference. Past movements of the 3-month USD LIBOR rate are not indicative of future levels or the future behavior of the 3-month USD LIBOR rate.

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-16 of the accompanying prospectus supplement no. 2141. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the reopened notes against payment therefor in New York, New York on April 30, 2013, which is the second scheduled business day following the date of this prospectus supplement addendum and of the pricing of the reopened notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this prospectus supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware

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as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

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